Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

October 20, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nightfood Holdings, Inc.

Offering Statement on Form 1-A, As Amended

File No. 024-11941

Ladies and Gentlemen:

Nightfood Holdings, Inc. respectfully requests that the offering statement referred hereto above will become qualified at 9:00 A.M., Eastern Time, on October 24, 2022, or as soon thereafter as possible.

Nightfood Holdings, Inc.

By:	/s/ Sean Folkson
Name:	Sean Folkson
Title:	President and CEO